March 22, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Gentlemen:

We have read Item 4 of Form 8-K dated March 22, 1999, of Citizens Bancorp and are in agreement with the statements contained in the paragraph(s) 1, 2 and 4 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.



/s/ Ernst & Young LLP
Indianapolis, Indiana